THE LAW OFFICE OF

Ronald N. Vance & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
Gregory B. Lyle	EMAIL: ron@vancelaw.us

September 1, 2016

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Mail Stop 4720

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Creative Medical Technology Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted June 20, 2016

CIK No. 0001187953

Dear Ms. Hayes,

Creative Medical Technology Holdings, Inc. (the “Company”) is in receipt of your letter dated July 1, 2016, in which you observe that the independent auditor’s report of Haynie & Company does not refer to the standards of the Public Company Accounting Oversight Board (the “PCAOB”). Since filing the original draft registration statement, the Company has filed its quarterly report on Form 10-Q for the period ended June 30, 2016, which includes unaudited condensed consolidated financial statements for the period then ended for the Company and its subsidiary, Creative Medical Technologies, Inc. After discussions with the accounting staff at the Commission, the Company’s accountant has prepared financial statements for the draft registration statement which include the unaudited financial statements for the six-month period ended June 30, 2016, and for the period from inception through December 31, 2015, which have been audited by the Company’s independent public accountants. The draft registration statement has been updated to reflect these financial statements and other non-financial matters which have occurred since the original filing.

Sincerely,

/s/ Ronald N. Vance

cc:	Timothy Warbington, CEO

Donald Dickerson, CFO

Gary Peterson, CPA

Haynie & Company